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Artisanal & Hemstroughts

Bakery & Cheese Aging

900 Oswego Street
Utica, NY 13502
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Artisanal & Hemstroughts previously received $237,500 of investment through Mainvest.
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THE PITCH
Artisanal & Hemstroughts is seeking investment to operating Capital.
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OUR STORY

In 1920, Harry B. Hemstrought crafted his famous Halfmoon recipe in a small bakery in Utica, New York. Hemstrought's highly sought-after secret recipe has been passed down by their bakers for generations. - Seventy three years later Artisanal Premium Cheese began in a small closet in a NYC restaurant where its founder. Chef Terrance Brennan, installed a humidifier and temperature controls to create cave-like conditions for aging cheese to peak ripeness - a term called Affinage in France. In 2019 the two companies came together allowing their history and offerings to merge into a single source for the best in artisanal cuisine both online and in person.

Artisanal Premium Cheese was the first to open 5 cheese aging caves in NYC
Hemstrought's Bakery is the creator of the Original Halfmoon Cookie
In 2019 Artisanal acquired Hemstrought's to expand into bakery items online and offer artisan cheese in the bakery store
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OUR OFFERINGS

We are a "Main Street" business with an already established ecommerce customer base. We have plans to conduct a public offering of our stock in 2024. Join our Owner's Club and become part of the new energy at Artisanal Premium Cheese and Hemstrought's Bakery as we remake our headquarters into an amazing food destination in Central New York. We will have the 1st ever Cheese Aging Cave that is also a cheese store. The bakery will have a Cookie & Milk Bar. There will be a boutique wine shop called Artisanal Cellars. A food artisan's cornucopia with big partners to expand online. Your dividends will be delicious!

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Online sales are robust in the United States and continue to grow. Our website is a continuation of our pedigree in fine dining and what sets us apart.
The new Artisanal Cave will be a, 1st of its kind, 1,000 square foot cheese aging cave that is also a cheese store.
Expanded retail stores, with cheese caves, placed in strategic geographic regions will double as distribution hubs to lower shipping costs for online sales.
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Hemstrought's Bakery will become a culinary destination with the addition of a Cookie & Milk Bar as well as the Cheese Cave and Wine Bar
With the expansion of the original property from a bakery to a culinary destination, the Utica store will become the blueprint for expanding into new stores in the regional hubs.
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Our Hemstrought's Bakery will be a major part of the Company's future with the addition of hand-kneaded European style baguettes sold at retail and also shipped par-baked and frozen for online orders to allow our customers to heat and have home-baked bread and bakery aroma when enjoying culinary experiences with family and friends.
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The Owner's Club is forecasted to expand the Company's shareholder base significantly and lead to a filing later this year to make your stock

publicly-tradeable and give you freedom to increase your ownership stake, transfer shares to family members or sell some shares.

Owner's Club members will receive special offers and a free gift from our Cheese Club and our soon to launch Hemstrought's Bakery Club .

Dividends never tasted so good.

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TARGET MARKET

In the retail sector only, Americans consume over $4 billion of specialty cheese annually. The company plans to offer European-style breads to complement its cheese offerings as hand-kneaded breads shipped par-baked and frozen allow of bakery aroma and freshness at home.

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OUR BUSINESS

Previous

Next

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1920

Hemstrought's Bakery Opens

Hemstrought's opens its first bakery and starts offering the Hemstrought's Original HalfMoon Cookie to instant success.

1993

Opening of restaurant Picholine NYC and offering of 1st Artisanal Cheese Course

Chef Terrance Brennan opened restaurant Picholine in NYC where he was first to introduce a European cheese course of perfectly-aged cheeses with suggested pairings of wines. This offering created national press interest and was the beginning of the Artisanal brand.

2001

Opening of the Artisanal Cheese Center with 1st Cheese Aging Caves in USA

Chef Terrance Brennan opened the Artisanal Fromagerie & Bistro. I generated $8-10 million in sales and was deemed then 'Mecca of Cheese'. He sold his interest in 2014 and the new owners ultimately closed the business when the lease expired.

2004

Grand Opening of Unique Retail and 1st Online Shipping Hub

Chef Terrance Brennan opened the Artisanal Cheese Center in Manhattan and www.artisanalcheese.com. Five state-of-the-art cheese aging caves were created to undertake affiance- the maturing of cheese to peak ripeness. A classroom was established to teach consumers about cheese and wine pairings. This is where our best-in-class status began.

2007

Artisanal Purchased to Expand Beyond Restaurant Roots

The Artisanal Cheese Center was sold to current Class A unit owners for $5MM.

2011

Artisanal Starts to Sell to Retail Chains

Mass merchandise plan was launched and was a major hit with top retailers all wanting to market the Artisanal Premium Cheese brand. It took over a $1 million a year in marketing expenses to expand the program into retail. The Company opted to focus on e-commerce.

2015

Artisanal Transitions from B2B sales to Direct to Consumer (DTC)

With operating losses and constant pressure to 'do the retailers' job of in-store selling, Artisanal aborted the retail plan and entered into a license of the brand for online and foodservice sales and retained 100% off rights to build a direct-to-consumer business.

2019

Hemstrought's Bakery Acquired as Strategic Online Business

We exited a licensing agreement to resume 100% control over all channels of sales for the Artisanal brand and purchased Hemstrought's Bakery to expand into baked goods. Sales of the Original Halfmoon is expanded to retail.

2020

Websites Upgraded with Improved UPS Shipping Rates

We upgraded our websites www.artisanalcheese.com and www.hemstroughts.com and started DTC branding plan with our 1st Regional Shipping Hub .

2021
Retail Location Expansion

We purchased the real property in Utica, New York to develop it as the first shipping hub for online expansion and to make the destination a specialty food location with a Cookie & Milk Bar installed in the bakery, A Cheese Cave that will be a walk-in store for a fun and experiential shopping occasions and a boutique Wine & Spirits shop to round off the property.

2023
Owner's Club and Going Public Stock Plan

To fund our expansion the Company is Starting the Owner's Club and plans to make the stock publicly-traded. This will give all shareholder-partners a liquidity option and chances to add to their holdings over time and have a closer relationship with the business.

2024
Grand Opening of Unique Retail and 1st Online Shipping Hub

In late Spring we plan to open the new Regional Shipping Hub with some outdoor seating a unique retail center with a cheese aging cave, wine shop and fun bakery with a Cookie & Milk bar and location that is unique to the area and draws people from a distance to experience the location.

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Specialty Cheese – cheese products produced in a specialized manner (i.e. aging or treatment) even though made in larger quantities in commercial operations like the well-known Italian Parmigiano or Pecorino-Romano cheeses, which are mass-produced, but have specialized production requirements that give the finished product a unique taste and texture.
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Artisan Cheese - cheese produced in smaller quantities and generally by hand or with little reliance on mechanical equipment or other commercial processes.
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Farmstead Cheese - cheese produced like Artisanal cheese, but made only from the milk produced by animals that graze on the same property as the cheese production facility.
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The current supply chain for artisan and specialty cheese products is highly-fragmented with thousands of small and regional cooperative producers that have excellent proprietary cheese brands. The Company's post-closing strategy will involve marketing more cheese and bakery products under its trademarked brand, Artisanal Premium Cheese, that will be subject to exclusive supply or licensing agreements to enable the Company to become a branded marketing company with proprietary product rights and not solely a distributor of cheese products.
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CHEESE ASSORTMENTS
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OUR NEXT STEPS

Focus on direct-to-consumer (DTC) online sales and unique company-owned retail outlets taking the form of actual Cheese Caves to promote experiential and educational shopping.

We plan to open additional Regional Shipping Hubs starting at our current location in Central New York State (Utica, NY) to offer a low national shipping rate.
Regional Shipping Hubs are essentially online fulfillment centers that have experiential retail space at each location to offer unique shopping experiences with informed, well- trained personnel to offer the product knowledge customers now crave. Our first location is estimated to cost $350,000 as we have many pieces in place already; the cost to build a regional shipping hub from scratch is estimated at $500,000.
Continuously develop partnerships that include: www.zachys.com, www.saranac.com, www.omahasteaks , www.surlatable.com.
Expand our digital marketing efforts around geo-targeting and specific interest categories used by Google and Facebook to track interested consumers.
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18,000  sq. ft.
Floor Space
29  people
Employees
$200,000
Average Monthly Revenue

$5,000,000
Projected Annual Revenue
20,000  people
Social Media Followers
$110,000
Cash on Hand
$200,000
Monthly Revenue
100  people
Average Daily Customers
10%
Monthly Growth
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Order Online
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ARTISANAL'S HISTORY TO NOW
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THE TEAM

Daniel Dowe
Executive Chairman

Developing and executing mission-critical strategies is our strength. Daniel has deep experience in private and public companies developed over a 30 year career. As a partner in Dowe Partners, LLC Daniel has gained broad exposure in capital raising, board governance, business operations, merger & acquisitions and institutional asset management. As executive Chairman of Artisanal Brands and former chairman of the Specialty Food Association after 7 years of service as a director he has deepened his knowledge of the food industry and relationships. In all of his work there is an entrepreneurial spirit and energy to advance forward and find opportunities to succeed.

Terrance Brennan
Founder and Advisor

With a culinary career spanning over forty years, Terrance Brennan is a highly-accomplished chef, restaurateur, consultant and entrepreneur. Even at an early age, he knew that he wanted to be a chef and, at the age of thirteen, began cooking in his family's restaurant in Virginia. Throughout his career, Chef Brennan has won multiple awards and accolades and is one of America's most renowned and imaginative chefs and restaurateurs. Terrance is the Chef/CEO of Brennan Group Consulting and Brennan Group Hospitality, which has launched numerous critically acclaimed restaurants and products.

Bruce Goldfarb
Advisor

Bruce Goldfarb is Founder, President and Chief Executive Officer of Okapi Partners. He works closely with a wide range of clients including corporations, mutual funds, activist investors and shareholder groups as well as private equity sponsors and hedge funds, in solicitation and investor response campaigns. He focuses on proxy solicitation strategy, execution for mergers and acquisitions, proxy fights and other extraordinary transactions.

Bruce holds a J.D. from the Columbia University School of Law. He also earned a B.A. in the History of Art from the University of Pennsylvania concurrently with a B.S. Economics with a concentration in Finance, from the Wharton School.

Jan Kiffen
Advisor

Jan Rogers Kniffen is a consultant to investors in retail companies, retailers, retail resl estate owners, private equity companies and is a former retail executive. He is currently CEO of Rogers Kniffen Worldwide. Jan sits on the advisory board of Perfitly, , a retail tech start-up that is solving the problem of the high and rising return rate for online sales of apparel by perfecting fit. Jan also serves on the Advisory Board of Stylyze until its acquisition by Neiman-Marcus in early 2022. Kniffen also sits on the Representative Town Meeting, the governing body of Greenwich, Connecticut.

Jan grew up in Cairo, Illinois. He majored in English at the University of Illinois, received a bachelor's degree in journalism from Southern Illinois University,an M.B.A. in finance from Lindenwood University, and did doctoral work in finance at St.Louis University.

Frank DuRoss
Advisor

Frank DuRoss is a proven leader with an established track record in change-management and start-up strategies. Frank's functional competencies include outstanding skills, business development, sales and marketing, accounting and finance, public and private capital funding, human resource management, real-estate development, environmental management and higher educational settings.

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Updates
JUNE 17TH, 2022
8 hours left and we raised $32,000 today

Partner and Future Partners,

We are so close to our goal of $250,000 with just $21,000 left to go by midnight. We will be featured on WKTV news tonight at 4PM, 6PM and 11PM. They were in today to do a story on us and they liked what we are doing from an investment standpoint by inviting in local people and they walked away with Food Dividend's too!

Look for anchor Katrina Smith tonight on Channel 2 as she and I did a small story on Hemstroughts and Artisanal and Mainvest.

Dan

JUNE 16TH, 2022
Last Day - Don't Miss Out

Mainvest has informed us today is the final day for our offering. We have all the renovation funds in and moving ahead on our plans. We hope you can be part of it and partner with us, but keeping on an eye on our offer has come to an end. Today is D-day - Decisions are needed.

Dan

JUNE 15TH, 2022
We Received $1,700,000 in Retail and Online Expansion Capital - 2 Days Left

We now have the funds to start construction and really get things off the ground. There are just 2 days left to make a decision and we only have $56,000 of equity left to sell before we time out on Mainvest. Over 140 investor prospects are showing interest, but you need to make a decision or lose out. If you have any questions you need answered please reach out. We hope you join us and become a partner.

Dan

JUNE 8TH, 2022
Closing on $1,700,000 this Week - Retail Concepts in Motion

Dear Shareholder-Partners and Prospects,

We have just $63,000 left and only 9 days to go for people to join us as partners.

We should close on $1,700,000 of funding from a large real estate-focused fund that will provide longer-term mortgage funding and working capital to start construction on the new retail expansion we have planned for our property. The concepts are unique and will help us grow substantially locally, but these improvements will be catalysts to grow our online business with consumers nationwide wanting baked-from-scratch and cheese aged-to-perfect ripeness and quality, plus if you are local, a wine and spirits store that will someday ship online too.

We outlined a big business plan and hope those of you that are watching don't miss out.

Dan

MAY 25TH, 2022
Owner's Club Shipments -- Arriving Tomorrow

To our new Partner's,

Last night, your Owner's Club shipments were delivered to UPS with your stock certificates evidencing your actual ownership in our business and your 1st Food Dividend. We selected 4 great cheeses with a range of mild to strong and milk types and, to help you finish off the evening, we included a sweet treat of Hemstrought's Original Halfmoon Cookies that were baked from scratch and hand-frosted with rich buttercream icing yesterday.

We only have $60,000 to go to reach our $250,000 milestone on Mainvest. Cheese is a 'communal' food best enjoyed with great company and we hope some of your luck guests can think favorably of joining the Owner's Club too.

Today at 3 p.m. we meet with a contractor, interior designer and architect on the new retail expansion plans that will buttress our online businesses too. The photos to sell Artisanal Premium Cheeses on Omaha Steaks website are done, the new cheese club for the French Consulate in NYC will start in June and Hemstrought's launched its new SunUp Cookie, so we have a lot in motion and more business development coming too.

Have a nice Memorial Day weekend honoring the people that allow us to have the freedom to enjoy our lives.

All the best,

Dan

MAY 16TH, 2022
Stock Certificates and Owner's Club Benefits Arriving Next Week

To All Our 70 New Partners,

We are delighted to have 70 new shareholders. Next week we are shipping your stock certificates and Owner's Club Dividends (cheese, Halfmoons and gift certificates) to arrive on Friday, May 27th, just in time to celebrate your investment with family and friends and Memorial Day weekend too. If you are going to be away and need us to ship at a later date, please let us know at ddowe@hemstroughts.com and use DELAY SHIPMENT in the subject line so we are certain to see your email and reschedule a better day for your stock and Owner's Club Dividend to arrive.

If you are one of the 114 persons watching us on Mainvest, don't miss out as we have only $83,000 left and we already have 3 people that invested $25,000 or more so it can close quickly. If you decide to invest, next week you will also receive your stock and dividends too!

Dan

MAY 13TH, 2022
Business is Moving Ahead

This week we made more progress and have one investment fund considering funding the other part of our offering to accredited investors for the full $1.5 million. If this happens, we may also close out the Mainvest opportunity so we can focus on our business development plans. If you are watching and interested, we encourage you to be part of our Owner's Club and get a piece of the venture. If you are local, it's even better as we will see you around often especially when the new Cookie & Milk Bar, Cheese Cave and Wine Celler open. If you want a tour just send me a note.

Best,

Dan

APRIL 29TH, 2022
In the News . . . and Closing Out Soon

We thought you would like this article on us from Central New York Business Journal. Cheese cave, milk and cookies bar planned at Utica bakery (cnybj.com).

This week we received the budget on our new renovations which gets things in motion for a September opening. More retailers want to stock Hemstrought's Halfmoons and soon we will have our newest version perfect for summer called a Sun-Up in stores. Think of rich creamsickle flavors of orange and vanilla in a halfmoon form. Omaha Steaks will soon be offering 6 cheese collections on its website and this week we met on a second plan to add B2B business with Artisanal collections being added to corporate gifts shipped by Omaha.

Our outreach will be extensive this week to see if we can close our funding and make it old news as we focus on our new horizons. If you want to be part of the Owner's Club - don't wait. Join us, to join in the action.

Best,

Dan

APRIL 26TH, 2022
$109,000 to go

92 people are following us and we hope they will react soon. We only have $109,000 to go to reach the milestone we put up on Mainvest and close out the Owner's Club. Mainvest is a great way to get in now as an owner before we make the business a publicly-traded entity.

APRIL 22ND, 2022

A Good Week and 82 People Watching

Operationally we had a good week and maybe next week we will be live with two new partners on our Artisanal business - Wine.com & Kobrand Wines and Wine Enthusiast & Yannick Benjamin. Our TV commercials should start running locally too and today we expect to receive our budget on the renovations to our location in Utica. New Hemstrought's danish products will kick off next week too in our bakery store.

We have 52 new shareholder-partners and we see we have 82 people watching our project and we hope to have all of them in real soon. Our average investment is around $1,500 so just 70 new partners will close this funding out. Let's rally for a great weekend.

APRIL 20TH, 2022
Today we Broke Escrow and Moving on New Partners

Today we received the first investment fund and will start sending out stock certificates to our new 'partners' and welcome them into the Owner's Club. Today we were approved to become the cheese partner to Sur La Table - Baking Cooking Classes | Sur La Table. Sur La Table has 60 great stores across the USA and a large online business and will market 5 different Artisanal Cheese Collections on its website. Wine.com and Omaha Steaks will start in the coming weeks too.

Stewart's chain wants to expand into Hemstrought's Sun-Up cookie and Mini-Moons and two other chains want our bakery products too, Top's Market and Circle K. Just $113,000 more and we will have reached our maximum goal on Mainvest. If you are interested in being a partner we recommend you make your commitment soon before we close out. We already have 3 people that invested $25,000 or more and just a few more will complete the offering. If you would like a tour just let me know - ddowe@hemstroughts.com. Best, Dan

APRIL 14TH, 2022
1st Milestone Reach . . . 2nd on It's Way

We sensed we were closing in on Milestone #1 and yesterday we reached it at $100,000. $250,000 is our next stop and we will then complete audited financial statements as part of our plan to be a public company this year. Holidays are great for a bakery business especially one so loved and rich in tradition like Hemstrought's, and today we started selling Hemstrought's Easter Breads -- a soft sweet pastry dough with traditional colored eggs to celebrate new beginnings. Delicious they are, but if you come into the bakery you will see they are packaged like gift boxes that anyone would want. Stop in and if you would like a tour to see what we do let us know at ddowe@hemstroughts.com -- we know milestone #2 will come fast.

APRIL 13TH, 2022
Could Reach $100,000 milestone today

When I met the people at Mainvest they mentioned some people like being more engaged in community investing and it's proving to be true. We are up to 4 people that came into our business unannounced, received a personal tour and a detailed explanation of our business plan and jumped in to invest. With just $28,500 to go to surpass our $100,000 milestone and break escrow, it may happen real soon. Most of the funds are for specialized packaging we purchased from France for our cheese business and a new insulation for our online shipments to eliminate dry ice and reduce shipping costs, just in time to launch with Omaha Steaks by Father's Day. For locals, the bakery is bustling with Easter offerings that look and taste great.

APRIL 12TH, 2022
Beer & Cheese Collections are Shipping - a 1st Again

A personally memorable moment for me was when I was introduced as CEO of Artisanal to a group of people by Fred Karl, the founder of Viking Kitchen Ranges and the person who created the lifestyle kitchen business, as the "thought-leader" of our category. Just then it dawned on me of the ground-breaking things Artisanal did just by working hard. This week we started shipping curated collections of Artisanal Cheese & Saranac Beer together in one box. Again, it's another "1st in our industry" to take the lead with novel ideas for our customers that want great experiences centered around food and family and friends. We think these new collections are 'a must' for every office to take the team 'in' for drinks, versus going out at a much higher cost. Craft beers and Artisanal Cheeses will soon be the "new Friday" at work. It's a great time to be part of our company and we look forward to seeing more Mainvest people coming on board as 'owners' right alongside us. Dan

APRIL 11TH, 2022
A Big Opportunity with Family Company Ideals - Join Us

For centuries cheese has been a communal food. Our business has always been about bringing people together over the cheese and bakery products we offer.

During the pandemic we met so many people for the first time that came to our business for great food products to share safely with family and friends. Some even shared stories how they learned to cook and enjoy meals together at home as dining out was not an option. Our business and our products became a source of solace and comfort during uncertain times and has always been about bringing people together.

Even at our business, we regard each other as partners, each of us in our unique roles. We are thrilled when someone starts at minimum wage, jumps up in earnings, goes on salary and then purchases a home. We try to make these stories happen routinely - that's our culture. The same goes for our vendors - without them we would not have the opportunity to serve our customers so they too are our partners.

This is the spirit that led us to open our doors to Mainvest when they came knocking. Mainvest is a platform that brings everyday people to businesses like ours that places a premium on people. We are currently funding an expansion plan with a traditional offering to accredited investors. As a forward-looking business, we thought it would be great to use this digital-age method to fund business expansion that was once reserved for the very wealthy. With Mainvest we are now including people that work for us, sell to us, buy from us, or are just cheering from the sidelines to be part of our business #opportunityknocking, #share #funding.

We also created an Owner's Club for the Mainvest investors as part of a plan to become a public company this year. We are working hard for a great return, but as you can see on Mainvest the immediate dividends will be delicious . . .

Spring means new beginnings -- so join the Owners Club and enjoy the dividends.

Best,

APRIL 8TH, 2022
Executive Chairman

We are closing in our 1st tier goal and plan to file audited financial so we can do more with Mainvest. This week we shipped our 1st order of Artisanal Cheese & Craft Beers with our partner F.X. Matt/Saranac, we are advancing on our plans to be a cheese partner to Omaha Steaks and adding new partners. We are enjoying seeing this process work and appreciate the support we received. Dan

APRIL 3RD, 2022
Executive Chairman

I was asked by a person that received a Facebook notice if he could make a $100,000 investment in one lump sum, or if he had to break it up into 20 segments of $5,000. I learned from Mainvest he could take either approach. This opened a new idea. A person could make one investment but could give the Owner's Club benefits to several people. In this one person's case he is considering a $100,000 investment but can enroll 20 members of his family, or friends or employees as members into our Owner's Club to receive all the free goods, new products and newsletters on the Company that owner's will receive and be part of what we are doing. We can even do this at the smaller investment levels so everyone can get their children, grandkids, nieces and nephews and friends into the Owner's Club and learn about business while enjoying some great products - a real Family Investment Affair!

APRIL 2ND, 2022
Executive Chairman

It's great to see new investors coming on board and so many people talking about our plans in the community. We plan to create new and fun shopping experiences at our location but really to develop a much larger online business from the location. This week we will focus on offering the opportunity to local people and then branch out. It would be great to have more local people in our Owner's Club this weekend and make this a special project for Utica. Sincerely, Dan

MARCH 29TH, 2022
Executive Chairman

We are adding new people each day to the Owner's Club and moving ahead on all ventures including the new property renovations to create a Cookie & Milk Bar inside Hemstrought's Bakery, add a 1st of its kind Cheese Aging Cave that is a store to shop in too for over 200 cheeses and cured meats sourced from around the world, and a wine and spirits shop. Everything you need to celebrate with family and friends and a great place to spend time will be at 900 Oswego Street in Utica NY really soon. You can walk in as a 'Owner' too by joining us on Mainvest. I just arrived for a week of work and if you want meet and take a tour and see an investment first-hand send me an email - ddowe@hemstroughts.com, Best, Dan

FEBRUARY 27TH, 2022
Large Owner and CEO

It's great to see more people joining us. We will look to use the proceeds to bring in new packaging to allow us to ship at a lower cost and start our new partnership with Omaha Steaks and the FXMatt/Saranac Brewery. Both can be big opportunities for us now as we bring the new renovations forward to create a one of a kind specialty food destination. There are several new exciting partnerships being developed as we get started with Omaha and Saranac. I can always be reached at ddowe@artisanalcheese.com or ddowe@hemstroughts.com or my cell at 914-441-3591 for anyone that wants to discuss our plans. If you are local and want to stop by, a complimentary baked-from-scratch and hand-frosted Hemstrought's Halfmoon is on me!

Dan

JANUARY 30TH, 2022
Hemstrought's Expansion to Stewarts Shoppes

The Hemstrought's Original Halfmoon are now available in Stewart's Shoppes 300+ locations in upstate New York.

Investor Exclusive
JANUARY 30TH, 2022
FX Matt/Saranac Beers & Artisanal Cheeses

In February we will start shipping in 'one box' craft beers from FX Matt/Saranac and perfectly-paired Bavarian-style cheeses. By law these shipments are restricted to residents of New York State, Washington DC and Alaska.

JANUARY 30TH, 2022
Kobrand and Wine.com to Start in February 2022

In February we will start shipping Cheese Collections paired with wine produced by Kobrand and shipped by www.wine.com.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $6,383,690 $8,298,797 $10,788,436 $14,024,967 $18,232,457
Cost of Goods Sold $3,355,099 $4,361,629 $5,670,117 $7,371,153 $9,582,498
Gross Profit $3,028,591 $3,937,168 $5,118,319 $6,653,814 $8,649,959

EXPENSES

Rent $51,600 $67,080 $87,204 $113,365 $147,375
Utilities $55,200 $71,760 $93,288 $121,274 $157,657
Salaries $184,840 $240,292 $312,380 $406,093 $572,922
UPS & Postage $567,600 $737,880 $959,244 $1,247,017 $1,621,122
Web and Advertisement $296,854 $385,910 $501,683 $652,188 $847,845
Sales & Travel $56,000 $72,800 $94,640 $123,032 $159,942
Equipment Lease $0 $48,000 $48,000 $48,000 $48,000
Distribution $178,992 $232,690 $302,496 $393,245 $511,219
Repairs & Maintenance $27,000 $35,100 $45,630 $59,319 $77,115
Legal & Professional Fees $96,000 $124,800 $162,240 $210,912 $274,186
Operating Profit $1,514,505 $1,920,856 $2,511,514 $3,279,369 $4,232,576
This information is provided by Artisanal & Hemstroughts. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Artisanal - Executive Summary - Summer 2023.pdf
Investment Round Status
Target Raise $30,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends August 17th, 2023
Summary of Terms
Legal Business Name ARTISANAL CAVES LLC
Minimum Investment Amount $500
Description of Securities

The Company is offering to Investors an opportunity to purchase Class B Membership Interests in the Company. The minimum investment amount per Investor is $500.00. None of the Units will be sold unless offers to purchase at least the minimum offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering. The securities sold are Class B Units of limited liability company interest, fully paid-up and entitled to all rights and privileges of participation, information, voting and dividends, and other privileges, without limitation, as other Units of the Company. The purchase price of each Unit is $25,000, and the Company has elected to allow investors to purchase fractional interests in the Company, with a minimum purchase amount of 1/50th of a Unit at a price of $500. Each Member will share in distributions of the Company's Profits and Losses based upon such member's ownership interest in the Company. After six months, the Managing Member can distribute the Company's accrued Net Profits, to the extent that there is cash available and provided that the quarterly distribution will not impact the continuing operations of the Company.

"Net Profits:" is defined as the Company's monthly gross income less the payments of the Company's monthly operating expenses (amounts due by the Company on any loans or line of credit, audit costs and Company taxes) and an allocation of income for a loan loss reserve.

Financial Condition

Management Discussion &Analysis for Calendar 2020 Results (latest financials available)

Hemstrought Bakeries

On a calendar basis Hemstrought's gross revenues increased in part from a mid-year 12% price increase to most accounts and adding new retail accounts. The price increase did not go into effect for our 3 largest accounts due to COVID restrictions on office meetings and operational changes. The net result was that 2020 sales to Walmart, BJs and Hannaford of $492,000 were not increased by 12% or $59,000 that would have impacted earnings in the same amount, less sales commissions. Had the price increase been issued to all customers for the entire 12 month period in 2020, it would have resulted in $99,000 in additional earnings.

In 2020, we did reduce by 35% the cost of our largest volume packaging item (plastic trays used to merchandise HalfMoon cookies online and to major retailers) however, this change and the related savings did not go into effect until early Fall so it impacted only 4 months of sales. On a full year basis, the estimated savings would have been approximately $32,000. We are now in the process of evaluating all ingredient and packaging costs to drive more margin at Hemstrought's with a targeted gross profit of 45%.

Selling, general and administrative (SG&A) expenses were slightly higher than expected at 36% of sales due in part to the price increase that did not go into full effect in 2020. Much of our SG&A are fixed costs so higher sales will reduce these expenses as a percentage of sales. We did increase our marketing expenses this year to bring more awareness to the Hemstrought's brand via a new billboard at our location, in-store signage and print and local television advertising. These efforts did have a positive impact on sales overall in our store, online and with our retail accounts as we created more exposure for our products that increased sales by 30%.

Online sales for Hemstrought's were not significant yet, but will increase measurably over the prior year largely attributed to relaunching a new website – www.hemstroughts.com - along with more email and social media marketing.

Artisanal Premium Cheese

On a calendar basis Artisanal revenues, while still small due to our decision to focus on DTC and not expand into wholesale sales, improved over the previous year from a newly-launched website – www.artisanalcheese.com – and new marketing plans we initiated in 2020.

We also started to purchase some cheese directly from Europe this year with more plans to do much more direct purchasing in 2021. Purchasing cheeses direct can generate 15-20% in margin savings, but requires larger orders and longer delivery cycles. We still do not have enough volume month-over-month to consistently buy direct from Europe although we can do so in the 4th quarter and likely in the 2nd quarter as well. With plans for increasing sales volume in 2021 our goal is to consistently purchase all our cheese needs direct. Purchasing direct also enables us to get back to Artisanal's 'roots in sourcing' outstanding cheeses to offer interesting cheeses that are not found in even the best quality specialty food outlets, which gives us a competitive advantage to attract customers online or in our company-owned Artisanal Caves with items they cannot source elsewhere.

SG&A expenses for Artisanal increased from additional spending on local and digital ads, website changes and administrative costs to operate the business. Like Hemstrought's alot of our administrative costs are fixed so as we increase sales, SG&A expenses as a percentage of sales will decrease measurably as the variable cost to produce multiple orders is not significant.

Balance Sheet and Liquidity as of 2020

At year-end we had a decent liquidity position. We could have posted a larger cash balance, but it was important for us to meet our obligations to the seller of Hemstrought's and pay-off the final $54,500 of principal and interest balance on the $75,000 seller's note we took on when purchasing Hemstrought's. We also paid down approximately $22,000 of our loan from Berkshire Bank. During 2020, Hemstrought's secured $87,500 pursuant to the Paycheck Protection Program which was forgiven, and Artisanal obtained a loan of $26,100 pursuant to a second SBA COVID relief program. We also closed on the funding from the City of Utica and MORECO agency for a total of $100,000. The City funding had to be paid directly to vendors and we used most of the funding to purchase packaging materials direct from our primary manufacturer versus a regional distributor. These funds were loaned to us based on a showing of new jobs that we created in 2020 and we see it as one more sign of our community and the public sector acknowledging our progress.

Artisanal Recent Events - 2022

In Calendar 2021 the overall financial performance of the company improved reaching gross revenues of $2 million. However, it was similar to 2020 in that additional time was required to develop and on-board partners for Artisanal's direct-to-consumer (DTC) expansion plans. Each of these new partnerships rolled over into 2022 and we expect to finalize and implement them in Q1 2022 and execute on our plan.

This link is one example of Artisanal's plan to offer curated collections of cheeses specifically paired with craft beers and shipped in one package from Artisanal's fulfillment center. https://www.artisanalcheese.com/collections/saranac-beer-and-cheese-pairings. Moving into 2022 Artisanal will be doing something very similar with curated collections of cheeses paired with some of the finest wines produced by Kobrand Wines & Spirits, but the wines will be shipped by www.wine.com adding another great partner to the mix. Additionally, and more likely in April, Artisanal will have 6 different cheese collections marketed on the site of Omaha Steaks. There will be continued expansion of the Artisanal brand with other potential partners and great influencers the company has been speaking with that target the same customers.

Another aspect of the DTC business that is not solely focused in online sales are the renovations of the fulfillment center in Central New York to expand its 101 year old Hemstrought's Bakery property, to add a wider range of European style breads, a Cookie & Milk Bar and more attractions. The location will add a new 700 square foot cheese aging cave that will be a visual and exciting shopping experience exhibiting cheeses from around the world in a temperature and humidity controlled "store" obviating the need for traditional refrigeration cases. There will be an Artisanal Cellar retail shop offering a boutique assortment of wines and spirits to round out the Shipping Hub. Artisanal has already begun expanding its foodservice business with several premium hotels, resorts, private clubs and restaurants.

These partnerships, new products and added retail opportunities are expected to accelerate the business well beyond 2021 and begin a much larger DTC growth plan that will require the business to add regional shipping hubs to reduce online shipping rates to further expand sales nationwide.

This equity offering is part of a larger plan to complete audited financial statements in Q2 2022 and file a Form 10 with the United States Securities & Exchange Commission to give holders a publicly-traded stock in 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying an Investment Certificate is not like that at all. The ability of Artisanal Cheese & Hemstroughts Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Artisanal Cheese & Hemstroughts Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Artisanal Cheese & Hemstroughts Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Artisanal Cheese & Hemstroughts Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Artisanal Cheese & Hemstroughts Bakery's management or vote on and/or influence any managerial decisions regarding Artisanal Cheese & Hemstroughts Bakery, apart from those decisions described in the Company's bylaws. Furthermore, if the founders or other key personnel of Artisanal Cheese & Hemstroughts Bakery were to leave Artisanal Cheese & Hemstroughts Bakery or become unable to work, Artisanal Cheese & Hemstroughts Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Artisanal Cheese & Hemstroughts Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Artisanal Cheese & Hemstroughts Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Artisanal Cheese & Hemstroughts Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Artisanal Cheese & Hemstroughts Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Artisanal Cheese & Hemstroughts Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance or ability to continue to operate. In the event Artisanal Cheese & Hemstroughts Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Investment Certificates will not be registered with the SEC or the securities regulator of any State. Hence, neither Artisanal Cheese & Hemstroughts Bakery nor the Investment Certificates will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Artisanal Cheese & Hemstroughts Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Artisanal Cheese & Hemstroughts Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Artisanal Cheese & Hemstroughts Bakery will carry some insurance, Artisanal Cheese & Hemstroughts Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Artisanal Cheese & Hemstroughts Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Artisanal Cheese & Hemstroughts Bakery's management will coincide: you both want Artisanal Cheese & Hemstroughts Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Artisanal Cheese & Hemstroughts Bakery to act conservative while Artisanal Cheese & Hemstroughts Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Artisanal Cheese & Hemstroughts Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Artisanal Cheese & Hemstroughts Bakery or management), which is responsible for monitoring Artisanal Cheese & Hemstroughts Bakery's compliance with the law. Artisanal Cheese & Hemstroughts Bakery will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Artisanal Cheese & Hemstroughts Bakery fails to generate enough revenue, you could lose some or all of your money.

Lack of Guaranty

The Investment Certificates are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Artisanal & Hemstroughts is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Artisanal & Hemstroughts is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Artisanal & Hemstroughts is a newly established entity and has no history for prospective investors to consider.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Artisanal & Hemstroughts is significantly more successful than your initial expectations.

This information is provided by Artisanal & Hemstroughts. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Chelsea M. Frederick, MD about 1 year ago

I'm disappointed. I still have yet to receive my certificate. I received my owners perks but did not receive my stock certificate. I was "supposedly" 1 of 13 people that were still waiting on theirs. Today is 8/1/22 and I still have received nothing.

Reply
Wendy M. Barto, PA about 1 year ago

I am absolutely loving the cheese sampler. I had just started a keto diet before investing, so it was perfect timing to receive these wonderful cheese offerings. Do we have a referral link to share with friends?

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Frank S. New Hartford, NY about 1 year ago

Best of luck Artisanal and Hemstroughts

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Jason B. Brooklyn, NY about 1 year ago

I invested because I appreciate Hemstrought's as the originator of a well known dish and think this business plan could be a way of preserving this historical business and seeing it succeed into the future.

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Lynda B. Remsen, NY about 1 year ago

I invested because it is a local business

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Mildred S. Cassville, NY about 1 year ago

My Aunt Mary introduced me to Hemstrought's Half-moons. Now, I live not far from where they originated. I am proud and happy to be part of this endeavor. God Bless and Best Wishes, M. Virginia Southworth

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Christine C. Clinton, NY about 1 year ago

I invested because I believe in small local busy and would like to see them thrive. Too many have moved away from the area and we need to attract you people to live and work here with ships and businesses that will fir their needs and lifestyle.

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doris m. Marcy, NY about 1 year ago

I invested because it a local business, that I frequent. The half-moon cookies are the best. The employees are helpful and friendly. I look forward to hopefully visiting the Cheese cave.

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Alicia B. Greenfield, WI about 1 year ago

I was raised on Hemstrought's Half Moons and could not pass up the opportunity to invest. When do I get my owner's perk?

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Daniel D. about 1 year ago Artisanal & Hemstroughts Entrepreneur

Alicia: We close out in Mainvest today and next week we are shipping the next and final round of stock certificates and Food Dividends.

Reply

Marc I. Chicago, IL about 1 year ago

I still have not gotten my shipment and paperwork. Who do I contact?

Daniel D. about 1 year ago Artisanal & Hemstroughts Entrepreneur

Marc: We close out today and will do a final reconciliation and get back to you on Tuesday. It's all official and we did the first round and got out stock certificates and Food Dividends! You will receive yours. Dan

Reply

Alicia B. Greenfield, WI about 1 year ago

I invested because I love 1/2 moons!

happyhoem c. about 1 year ago

Please tell me more about

happyhoem c. about 1 year ago

My favorite part about this is

happyhoem c. about 1 year ago

I'd love for this business to

Ed O. Santa Ana, CA about 1 year ago

Well after receiving my premium package and then last night enjoying round 1 of the great cheeses I was thinking of possibly ordering some Saranac beer out to me in Orange County. Then this morning, I walk into Trader Joe's and this was there. Out of all the great local beers they carry, how this came into their store I'll need to find out. Anyway tomorrow birthday with cheese and Saranac will be fun!

Matthew G. Lancaster, PA about 1 year ago

I received my package of cheese to day and I must say I am highly disappointed and a bit worried if a company I am invested in is sending out packages like this. The cheese is a warm wet mess. Everything is wet in the box including my certificate of ownership. I could wring the goat cheese wrapper out and fill a glass. Very disappointing. Had very high hopes.

Matthew G. Lancaster, PA about 1 year ago

The cookies are smashed as well

Daniel D. about 1 year ago Artisanal & Hemstroughts Entrepreneur

Matt: Can you send pictures to hello@artisanalcheese.com. I'm now wondering if UPS damaged your box. The plastic container was designed to hold the cookies in good condition and I don't know how they can be smashed. Dan

Matthew G. Lancaster, PA about 1 year ago

Sent. I had already sent an email to the email provided on the letter that come with the box.

Daniel D. about 1 year ago Artisanal & Hemstroughts Entrepreneur

Matt: We will reship. We regret the problem, but please know the solution is our move away from dry ice that will begin with Omaha Steaks. Dry ice 'can' sweat if it's in a warm UPS truck but we had no problems during cold weather months. The condition you experienced is only when there is extreme heat. Since you are close it could have sat in a hot UPS truck versus being in a cold chamber on an airplane for most of the trip. But, as we are doing with you, we reship, period! It's the least we can do. Let us know if you need a new certificate. Dan

Agatha A. Syracuse, NY about 1 year ago

What is the current valuation of the company?

Daniel D. about 1 year ago Artisanal & Hemstroughts Entrepreneur

Agata: The company has a $12 million valuation before the offering is completed. Considering what we are heading into with respect to business development with our partners and future revenues we are anticipating and preparing for, and the funds invested so far to make Artisanal nationally-known and Hemstroughts being part of it, we think investors have considerable gains ahead. But, with all business ventures we have to execute and work hard to make everything work out as planned. Dan

Lea C. over 1 year ago

What is Terrance's percentage of ownership of the business?

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Terrance currently is an advisor as we acquired the business from him. At the time when we will become a public entity he will become a larger shareholder. Dan

Lin y. New York, NY over 1 year ago

I support the business as I saw the dedication of the team to the enterprise and the family tradition is carried on over generations. I love to see that they meet up with the new challenges and would like to open up the new frontiers of online sales.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Lin, thank you for becoming a partner. We do work hard but we don't think about it, we just do it because achieving our goals and making the business prosper is what drives us. We are close to closing out the $250,000 milestone. Dan

Christine F. Columbia, MO over 1 year ago

I invested additional money because i really excited for the cheese cave

Christine F. Columbia, MO over 1 year ago

I invested because i'v bought from them before and not only to they have great cheese, they have fantastic customer service.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Christine, the new Cheese Cave will be a state-of-the-art cheese aging room and our store too. We didn't want to be another cheese shop. We will be aging cheese for everyone to see, shop, sample and learn. It will be the 1st in the USA. No refrigeration cases but a big room showcasing 200 cheeses. We are just under $100,000 to close it out and have 102 people watching and hopefully it gets funded soon. Thank you for becoming a partner. Dan

Jon-Paul K. Utica, NY over 1 year ago

I invested because small business in the backbone of America. So excited to watch the this become a household name.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Jon-Paul: I'm with you on this point too. American needs more backbone -- hard-working people that want to build businesses and not complain about what is wrong but doing things to make it all better. Dan

Timothy D. New Hartford, NY over 1 year ago

I invested because I love to support my local community !

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Tim: Supporting your community fosters strong communities because we add jobs, move people from hourly to salary to qualify for mortgages to buy homes and we are advancing skill levels everyday. Let more people know about us so we can close out the funding and keep charging ahead. Dan

Marc I. Chicago, IL over 1 year ago

Can't wait to try everything. Look forward to the future of the business and watch it grow!!!

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Marc, you will really enjoy the products and seeing the new partners come on board to help us ship across the country. We are planning to do great things and each day more is getting done. Dan

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Marc: We are growing and it's going well. We have a great group of people. Dan

John W K. Utica, NY over 1 year ago

Excited about the future! Have known the brand for a number of years, destined for success!!

Trevor C. Idaho Falls, ID over 1 year ago

I see that you're planning on making the company a publicly listed stock. Exciting! Would this stock be listed on exchanges or would it be an OTC stock where you'd need a compatible brokerage account to conduct trades?

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Trevor we are sure of the listing status but it may start on the OTC, but our sights are on a Nasdaq or NYSE at some point.

Trevor C. Idaho Falls, ID over 1 year ago

Thanks! I didn't see anything in the details about a current valuation for the company (maybe I missed it). Are there any details you can provide about that?

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Trevor since acquiring Artisanal and the Hemstrought's Bakery, including the property acquisition last summer, we have around $10 million of capital into the business, which for the most part created the national brand recognition Artisanal has and with that the cache to be able to partner with great, successful companies like Omaha Steaks. Kobrand Wine & Spirits, Wine.com, FX Matt/Saranac Brewery, Sur La Table and more wanting to be part of 2022 plans. If we sell all $250,000 on Mainvest plus the $1.5 million in the private offering the value will be around $12 million.

Andre S. Roslyn, PA over 1 year ago

I believe that this company will be extremely successful and I'm glad to be involved early.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Andre we are glad to have you as a member of the Owner's Club. Please share it with friends as we are just $109,000 from closing out the round. Now is the time to get shares and participate in the Owner's Club.

Isaac H. Sterling Hts, MI over 1 year ago

I invested because

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Thank you Gayle for participating and being a partner. Dan

Gayle H. San Diego, CA over 1 year ago

I invested because I am a cheese lover and the business plan seems well thought out and appropriate. I would be proud to be associated with this company.

Matthew G. Lancaster, PA over 1 year ago

How are you dealing with the current issues of today? Supply chain issues? Worker shortages? Ingredient inflation cost? How do I know what percentage investing into this mainvest gets me in stock?

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Matthew, even at its peak we navigated the pandemic delays and it has gotten much better. Inflation has occurred but we pass it along in price increases. We just hired some great people in marketing, in our bakery operation and cheese production too. Our partners we will be marketing with are substantial so we are gearing up. We put 10 units at $25,000 on Mainvest as that's the maximum we can do until we complete audited financial statements, which we will be doing. Each unit is roughly 1/4 of a point. We are raising a full $1.5mm with accredited investors separately and funded $500,000. One investor from Dallas may complete the $1.5mm.It's a big plan leading to a public stock this year. If you need more details, call me at 914-441-3591.

Ed O. Santa Ana, CA over 1 year ago

I invested because I believe it will do well.

Ed O. Santa Ana, CA over 1 year ago

Hello Dan If I read correctly, the stock prices at the IPO will be $25,000 each, and we are buying either a 25th or 50th of that IPO correct? And we can either buy more OR sell the initial investment after the IPO with the SEC goes public, correct? Basically, we are purchasing a smaller portion of one stock which has a price of 25K? In addition, how many stocks will be sold at the IPO? It appears that you are only seeking to raise a certain amount, and after that ? Or am I misunderstanding? Thanks for your further explanation/details.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Ed: We don't know what the price will be, but our path is different than what you explained. We won't be doing an IPO to sell stock, but filing a Form 10 which gets us a ticker symbol so shares can trade in the open market and the 'market' will set the price based on supply and demand. The value of the company was around $10 million before this offering and we think with the success we plan to achieve this year and our future value will be significantly higher. However, we are looking out several years ahead and are working on a much bigger plan. Our goals are big and if we achieve them, the investment will be great for all of us. Best, Dan

Ed O. Santa Ana, CA over 1 year ago

OK, I believe I understand your response. A follow up is if we buy in at say $1,000 that will buy us however many of the stocks when Form 10 is filed and the market sets the price. Could be 100 shares, could be 10, correct? It will be a fully trade able stock though once it has a ticker and on the exchange?

Ed O. Santa Ana, CA over 1 year ago

Hello Dan again. I will assume that my second comment/question below is accurate? Just want to confirm.

Ed O. Santa Ana, CA over 1 year ago

Hello again Dan. I just want to confirm that my 2nd comments/questions are accurate. Thanks for your time responding.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Ed, we want the free-trading stock percentage to be as close to equal to what an investor buys now. For instance if an investor owns 2% of the company now, they would own 2% of the stock of the publicly-traded company. We don't know what the price will be and how many shares will be outstanding until we file the Form 10. However, a person should be thinking "if I own i.e. X% today, then I'll own X% of the public company when it happens.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Ed, I'm not sure if you still have a question outstanding. Dan

Joanne R. Scarsdale, NY over 1 year ago

I invested because my friend's love this Hemstroughts and I love sending half moons from them!

Jean J. Deptford, NJ over 1 year ago

I invested because I love half moons.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

Jean we are glad to have you. Please spread the word, as our plans are great and we would like to have more people in our Owner's Club. Best, Dan

GTS Capital Holdings I. Jupiter, FL over 1 year ago

Sounds like a great business. I am confused about the expected return and time frame. Please explain if this is a loan or equity investment. Thank you.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

The offering is an equity investment with our company planning to file with the SEC later this year to make the equity a publicly-traded stock. The allotment to Mainvest is part of the Company's offering to accredited investors to fund an online business and make our shipping center a dynamic retail experience that will also enhance our online business. With a plan to be public later this year the time frame is short and the expected return will be based on what we accomplish and how long an investors stays around. The business plan is significant. Dan

GTS Capital Holdings I. Jupiter, FL over 1 year ago

Dan, Thank you.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

In a nutshell, cheese is massive much like coffee always was but Starbucks showed us a European way and became a premium consumer brand. If you look at the 'About Us' section of our website www.artisanalcheese.com you will see our roots and heritage is now here the market is in cheeses and wine with consumers wanting to know more and that's what we do best. Our fine dining roots will be a big factor is setting us apart from competition to give consumers a defined umbrella brand in a big category they love and that is growing significantly. I hope you join us. Dan

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

We had a couple inquiries about a loan. We are considering supplementing the equity offering with a working capital loan that could have an equity yield to it or be convertible. If something like this would interest you please let me know. Dan

GTS Capital Holdings I. Jupiter, FL over 1 year ago

Yes, I like both options to gain equity. What does 1% of the company worth today in your minds?

GTS Capital Holdings I. Jupiter, FL over 1 year ago

Yes I may be interested in either option, but need more details. Could you share what you think the company is valued at or what say a 1% stake would sell for? Thank you.

Eliza R. Columbia, VA over 1 year ago

I invested because I have always loved half moon cookies from Hemstroughts! I'm excited to be a part of their success.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

We reached the 10 investors and $10,000 threshold last night with $15,000 invested and soon we will be on Mainvest's public platform with full intentions of meeting our $250,000 goal, starting our renovations and making the company a public entity. More to come soon with periodic updated on us on-boarding large marketing partners to drive our online business and the new renovations to our shipping hub in Utica, NY to create some unique, 1st-of-its-kind retail concepts in the United States.

Daniel D. over 1 year ago Artisanal & Hemstroughts Entrepreneur

We are so glad to have Scott as an investor. He is a discerning customer in our store and uses us online too and knows quality as a great wine collector, culinary enthusiast and someone that understands our vision very well and the steps that are underway to substantial expand our business by offering the highest quality foods and use of the internet to make them available nationwide.

Scott S. Naples, FL over 1 year ago

Having enjoyed the delicious products from both Hemstrought's Bakery and Artisanal Premium Cheese, I am delighted to be an investor in this company. I invested because the founder of the company has great energy and vision. His drive, knowledge, and business partners will cause this to be a successful investment.

Daniel D. Bronxville, NY over 1 year ago

I invested because I am totally committed to both the Hemstrought's and Artisanal brands. I have seen first hand the delight in people's faces when eating Hemstrought's Original Halfmoons and the nostalgia and memories that Halfmoons evoke. I have participated in wine and cheese tastings where the attendees are blown away by the quality of Artisanal Premium Cheese and the education that Artisanal brings to a communal cheeseboard. I have witnessed firsthand someone who hates blue cheese become a convert upon sampling a gorgonzola cremificato and the wide-eyed reaction of someone who has just taken their first bite of a perfectly aged brillat savarin. Just yesterday I received a testimonial from someone who had sent Artisanal cheese as a gift but only just now purchased cheese for themselves and felt compelled to write to me to say how amazed they were at the product, the service and overall experience. I've seen people pay $20 in shipping for a $10 wedge of Artisanal cheese because they DO taste the difference. By melding these two companies and following through with our new products, partnerships and expansion, we have nowhere to go but up. Utica is abuzz with the ground-breaking unique retail experiences we will complete. No where in the country is this being done. The food-loving community of Utica will soon be on the foodie map.

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